Exhibit 4.16
FIRST AMENDMENT TO THE
MAGNUM HUNTER RESOURCES CORPORATION
AMENDED AND RESTATED STOCK INCENTIVE PLAN
     WHEREAS, Magnum Hunter Resources Corporation (the “Company”) has heretofore adopted the Magnum Hunter Resources Corporation Amended and Restated Stock Incentive Plan (the “Plan”); and
     WHEREAS, the Company desires to amend the Plan in certain respects.
     NOW, THEREFORE, the Plan is hereby amended, effective as of the date set forth below, but subject to the approval of the Company’s common stockholders, by restating Section 4.1 of the Plan in its entirety to read as follows:
     4.1 Maximum Number of Shares Available; Certain Restrictions on Awards. Subject to adjustment as provided in Section 4.3 of the Plan, the maximum number of shares of Common Stock that will be available for issuance under the Plan will be 20,000,000, of which 7,500,000 shares may be available for use in connection with Incentive Options. No more than 11,250,000 shares of Common Stock may be the subject of Awards that are not Options or Stock Appreciation Rights. The aggregate number of shares with respect to which an Award or Awards may be granted to any one Participant in any one taxable year of the Company may not exceed 5,000,000 shares of Common Stock. The shares available for issuance under the Plan may, at the election of the Committee, be either treasury shares or shares authorized but unissued, and, if treasury shares are used, all references in the Plan to the issuance of shares will, for corporate law purposes, be deemed to mean the transfer of shares from treasury.
     IN WITNESS WHEREOF, the undersigned, acting pursuant to authority granted to him by the Board of Directors of the Company, has caused this Amendment to the Plan to be executed this 1st day of April, 2011.
MAGNUM HUNTER RESOURCES CORPORATION

By:	/s/ Gary C. Evans
Gary C. Evans
Chairman of the Board